                                                    Filed Pursuant to Rule 424B3
                                         Registration Statement Number 333-74958
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Prospectus Dated May 1, 2002

                               [CMS ENERGY LOGO]

                                  $300,000,000

                        General Term Notes(R), Series G

                Due from 9 Months to 25 Years from date of issue
--------------------------------------------------------------------------------

THE COMPANY:

- We are an integrated energy company operating in the United States and selected growth markets around the world.

- CMS Energy Corporation
  330 Town Center Drive
  Dearborn, Michigan 48126
  (313) 436-9200

THE OFFERING:

- We will offer the Notes from time to time. When we offer Notes, a pricing supplement is filed with the Securities and Exchange Commission that describes the terms of the Notes.

- We intend to use the proceeds of the offering for general corporate purposes. If we decide to use the proceeds otherwise, we will indicate the use in the applicable pricing supplement.

THE NOTES:

- Maturity: Nine months to 25 years from date of issue.

- Interest Payments: Interest on the Notes will be at a fixed rate and will be paid monthly, quarterly or semi-annually in cash.

- Redemption: If provided in the pricing supplement, we can redeem some or all the Notes on at least 30 days' notice.

- The Notes will be issued in $1,000 increments.

- Ranking: The Notes rank equally in right of payment with our other existing and future senior unsecured debt.

--------------------------------------------------------------------------------

                                                           PER UNIT                   TOTAL
------------------------------------------------------------------------------------------------------
Price to Public                                        100%(1)              $300,000,000
Agent's Discount or Commission                         Not to exceed 4%     Not to exceed $12,000,000
Proceeds to Us                                         Not less than 96%    Not less than $288,000,000
------------------------------------------------------------------------------------------------------

(1) Unless we state otherwise in a pricing supplement, the price to the public for each Note will be equal to 100% of the principal amount of the Note.
--------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.
--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      We will use J. W. Korth & Company as the agent for this offering. The agent is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered.

                             J. W. KORTH & COMPANY
-------------------------

(R) Registered service mark of J. W. Korth & Company

                               TABLE OF CONTENTS

Where to Find More Information......    1
Prospectus Summary..................    2
Risk Factors........................    9
Forward-Looking Statements and
  Information.......................   13
Ratio of Earnings to Fixed
  Charges...........................   14
Use of Proceeds.....................   14
Description of General Terms
  Notes(R)..........................   14
Plan of Distribution................   43
Legal Opinions......................   45
Experts.............................   45

                         WHERE TO FIND MORE INFORMATION

     We file annual, quarterly and current reports, as well as other information, with the Securities and Exchange Commission. You may read and copy any reports or other information that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and on the internet at the SEC's web site at http://www.sec.gov.

     We have securities listed on the New York Stock Exchange. You can inspect and copy reports and other information about us at the NYSE's offices at 20 Broad Street, New York, New York 10005.

     We are "incorporating by reference" information into this Prospectus. This means that we are disclosing important information to you when we refer you to another document that we filed separately with the SEC. Information incorporated by reference is considered to be part of this Prospectus, unless the information is updated by information in this Prospectus. This Prospectus incorporates by reference the documents listed below. We encourage you to read these additional documents because these documents contain important information about us and our finances.

             SEC FILINGS
          (FILE NO. 1-9513)                            PERIOD/DATE
          -----------------                            -----------
- Registration Statement on Form 8-B/A    November 21, 1996
- Annual Report on Form 10-K              Year ended December 31, 2001
- Form 8-Ks                               April 29, 2002 and May 1, 2002

     The documents we have filed with the SEC after the date of this Prospectus and prior to the termination of the offering made by this Prospectus are also incorporated by reference into this Prospectus. Any statement contained in such document will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document modified or supersedes such statement.

     This Prospectus, which is part of the offering registration statement, does not contain all of the information found in the offering registration statement including various exhibits and schedules. We are incorporating by reference the offering registration statement.

     We will provide at no cost, upon your oral or written request, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings at no cost by writing or telephoning CMS Energy at the following address:

     CMS Energy Corporation
     Attn: Office of the Secretary
     Fairlane Plaza South, Suite 1100
     330 Town Center Drive
     Dearborn, Michigan 48126
     Telephone: (313) 436-9200

     You should rely only on the information contained in or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from this information.

                               PROSPECTUS SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus, any supplement, and the documents incorporated by reference in this document before making an investment decision. The terms "CMS," "CMS Energy," "Company," "Our," "Us" and "We" as used in this prospectus and any supplement refer to CMS Energy Corporation and its subsidiaries.

     In this document, "Bcf" means billion cubic feet, "GWh" means gigawatt-hour, "KWh" means kilowatt-hour, "MBbls" means thousand barrels, "Mcf" means thousand cubic feet, "MMBoe" means million barrels of oil equivalent, "MMBbls" means million barrels, "MMcf" means million cubic feet, "MW" means megawatts, and "Tbtu" means trillion British thermal units.

                             CMS ENERGY CORPORATION

     We are a leading diversified energy company operating in the United States and in selected international regions. Our two principal subsidiaries are Consumers Energy Company and CMS Enterprises Company. Consumers is a public utility that provides natural gas or electricity to almost 6 million of the approximately 9.9 million residents in Michigan's lower peninsula. CMS Enterprises, through subsidiaries, is engaged in several domestic and international diversified energy businesses including:

          - Natural gas transmission, storage and processing;

          - Independent power production;

          - Oil and gas exploration and production; and

          - Energy marketing, services and trading.

OUTLOOK

     CMS Energy's vision is to be an integrated energy company with a strong asset base, supplemented with an active marketing, services and trading capability. CMS Energy intends to integrate the skills and assets of its business units to obtain optimal returns and to provide expansion opportunities.

     To achieve this vision, CMS Energy announced in October 2001 significant changes in its business strategy in order to strengthen its balance sheet, provide more transparent and predictable future earnings, and lower its business risk by focusing its future business growth primarily in North America. Specifically, CMS Energy announced its plans to sell or optimize non-strategic and under-performing international assets and discontinue its international energy distribution business. CMS Energy also announced its plans to discontinue all new development outside North America, which includes closing all non-U.S. development offices, except for prior commitments in the Middle East and oil and gas exploration and production projects.

     Consistent with changes in its business strategy, CMS Energy will continue to sharpen its geographic focus on key growth areas where it already has significant investments and opportunities. As a result, CMS Energy's focus will be in North America, particularly in the United States' central corridor, and in certain existing international operations including commitments in the Middle East. At the plan's completion, approximately 90% of CMS Energy's assets are expected to be in North America.

     CMS Energy is currently evaluating longer-term growth initiatives, including: acquisitions and joint ventures in CMS Energy's North American diversified energy businesses and expanded and new North American LNG regasification terminals.

                               ------------------

     We were incorporated in Michigan in 1987 and our World Wide Web address is http://www.cmsenergy.com. Our web site is not part of this prospectus. Our telephone number is (313) 436-9200.

                                  RISK FACTORS

     You should carefully consider all the information set forth in this prospectus. In particular, you should evaluate the specific risk factors set for the under "Risk Factors" beginning on Page 9 to ensure that you understand the risk associated with an investment in the Notes. Please be aware when reading this Prospectus that the information contained here may have been updated or superseded by information in reports that we have filed with the SEC.

                                  THE OFFERING

     We are issuing the Notes by utilizing a shelf registration process. Under the shelf process, we may, from time to time, sell the Notes in one or more offerings, each time providing a Pricing Supplement with specific information about the terms of the specific offering. The total of all of these offerings will not exceed $300,000,000.

     Each Pricing Supplement provides the specific details as to interest, maturity, interest payment dates, redemption terms and other specific details for the Notes that are issued through the Pricing Supplement. The terms of each Pricing Supplement will fall within the general terms of this Prospectus, but the Pricing Supplement will state the fixed terms for each Note. Such general terms are indicated below:

Issuer.......................   CMS Energy Corporation.

Securities Offered...........   $300 million principal amount of General Term
                                Notes(R), Series G (the "Notes").

Maturity Date................   The maturity date can range from 9 months to 25
                                years from the issue date. Each Pricing
                                Supplement will state the maturity date.

Interest Rate................   Each Note will bear a fixed interest rate.

Issue Price..................   Each Note will be issued for 100% of the
                                principal amount unless the Pricing Supplement specifies a different price.

Interest Payment Dates.......   Depending on the Note, the interest may be paid
                                either monthly, quarterly, or semi-annually.

Repayment upon death.........   For Notes with a survivor's option, if the owner
                                of the Note dies, we will repay the Note at 100% of the face value of the Note plus accrued interest, subject to a 120 day holding period.
                                The survivor's option has annual and individual limits.

Optional Redemption..........   For Notes where an optional redemption is
                                provided, we may choose to redeem the Notes upon not less than 30 days' notice. We will describe the terms of any optional redemption in the Pricing Supplement.

Purchase after Change in
  Control....................   If we undergo a change in control, you may ask
                                us to repurchase your Note. We must provide you with written notice of the change in control and then you must tell us, in writing, that you want us to repurchase the Note within 90 days. If you do so, we will repurchase your Note at 101% of the face value plus accrued interest.

Ranking......................   The Notes are our unsecured debt securities. Any
                                of our secured debt will be repaid prior to the Notes being repaid. The Notes will be paid along with all other unsecured and unsubordinated debt. As of December 31, 2001, we had no secured debt outstanding.

Use of Proceeds..............   We will use the proceeds for general corporate
                                purposes, unless we specify otherwise in the Pricing Supplement.

Certain Covenants............   The Indenture will contain covenants that will,
                                among other things, limit our ability to pay dividends, repurchase our common stock or make other payments, incur additional liens and engage in certain mergers, consolidations and sale of assets.

Liquidity....................   The Notes do not trade on a public market and we
                                do not intend to list them on a public market, such as the New York Stock Exchange or NASDAQ.
                                Your ability to trade your Note will depend on many factors including whatever the market conditions are at the time you try to sell your note. In the past, non-investment grade debt, such as the Notes, has seen great changes in the resale attractiveness based on the then current market conditions.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following selected historical and pro forma financial information has been derived from our historical consolidated financial statements. We have prepared pro forma financial information to reflect our acquisition of the common stock of Panhandle Eastern Pipe Line Company, Panhandle Storage Company, Trunkline LNG Company and their subsidiaries (collectively, the "Panhandle Companies"). Please refer to our Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference. The financial information set forth below should be read in conjunction with our consolidated financial statements, related notes and other financial information incorporated by reference in this prospectus. See "Where to Find More Information".

                                                     YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------------
                                                        PRO FORMA
                                       1999              1999(1)            2000      2001
                                      ------           -----------         ------    ------
                                                       (UNAUDITED)
INCOME STATEMENT DATA:
  Operating revenue.................  $5,926             $6,039            $8,739    $9,597
  Operating expenses................   5,035              5,088             8,036     9,296
  Pretax operating income...........     891                951               703       301
  Income taxes (benefits)...........      63                 71                50       (73)
  Income (loss) from continuing
     operations.....................     291                301                38      (331)
  Discontinued operations...........     (14)               (14)                3      (185)
  Income (loss) before cumulative
     effect of change in accounting
     principle and extraordinary
     item...........................     277                287                41      (516)
  Cumulative effect of change in
     Accounting net of tax..........      --                 --                (5)      (11)
                                      ------             ------            ------    ------
  Income (loss) before extraordinary
     item...........................  $  277             $  287            $   36    $ (527)
  Extraordinary item, net of tax....  $   --             $   --            $   --    $  (18)
  Consolidated net income (loss)....  $  277             $  287            $   36    $ (545)
                                      ======             ======            ======    ======
Net income (loss) attributable to
  common stocks
     CMS Energy.....................  $  241(8)          $  251(8)         $   36    $ (545)
     Class G........................      36(9)              36(9)             --        --
Average common shares outstanding
  CMS Energy........................     110                110               113       131
     Class G........................       9(9)               9(9)             --        --
Earnings (loss) per average common
  share
     CMS Energy Basic...............  $ 2.18(8)          $ 2.27(8)         $ 0.32    $(4.17)
     Diluted........................  $ 2.17(8)            2.26(8)           0.32     (4.17)
Class G Basic and Diluted...........    4.21(8)(9)         4.21(8)(9)          --        --
Dividends declared per common share
     CMS Energy.....................    1.39               1.39              1.46      1.46
     Class G........................    0.99(9)            0.99(9)             --        --

                                                             AS OF DECEMBER 31,
                                                        -----------------------------
                                                         1999       2000       2001
                                                        -------    -------    -------
Balance Sheet Data:
  Cash and cash equivalents.........................    $   132    $   182    $   189
  Net plant and property............................      8,121      7,831      8,362
  Total assets......................................     15,462     17,251     17,102
  Long-term debt, excluding current maturities......      6,428      6,770      6,923
  Non-current portion of capital leases.............         88         54         60
  Notes payable.....................................        230        403        416
  Other liabilities.................................      5,097      6,530      6,555
  Company-obligated mandatorily redeemable trust
     preferred securities of:
     Consumers Power Company Financing I(2).........        100        100        100
     Consumers Energy Company Financing II(2).......        120        120        120
     Consumers Energy Company Financing III(3)......        175        175        175
     Consumers Energy Company Financing IV(3).......         --         --        125
  Company-obligated convertible trust preferred
     securities of:
     CMS Energy Trust I(4)..........................        173        173        173
     CMS Energy Trust II(5).........................        301        301        301
     CMS Energy Trust III(6)........................         --        220        220
  Company-obligated trust preferred securities of
     CMS RHINOS Trust(7)............................        250         --         --
  Preferred stock of subsidiary.....................         44         44         44
  Common stockholders' equity.......................      2,456      2,361      1,890

-------------------------
(1) The pro forma selected financial information illustrates the effects of (i) various restructuring, realignment, and elimination of activities between the Panhandle Companies and Duke Energy Corporation prior to the closing of the acquisition of the Panhandle Companies by CMS Energy, (ii) the adjustments resulting from the acquisition of the Panhandle Companies and
    (iii) financing transactions which include the public issuance of $800 million of senior notes by Panhandle, $850 million of senior notes by CMS Energy and the private sale of $250 million of trust preferred securities by CMS Energy.

(2) The primary asset of Consumers Power Company Financing I is $103 million principal amount of 8.36% subordinated deferrable interest notes due 2015 from Consumers. The primary asset of Consumers Energy Company Financing II is $124 million principal amount of 8.20% subordinated deferrable interest notes due 2027 from Consumers.

(3) The primary asset of Consumers Energy Company Financing III is $180 million principal amount of 9.25% subordinated deferrable interest notes due 2029 from Consumers. The primary asset of Consumers Energy Company Financing IV is $129 million principal amount of 9.0% subordinated deferrable interest notes due 2031 from Consumers.

(4) The primary asset of CMS Energy Trust I is $178 million principal amount of 7.75% convertible subordinated debentures due 2027 from us.

(5) The primary asset of CMS Energy Trust II is $310 million principal amount of 8.625% convertible junior subordinated deferrable interest debentures due 2004 from us.

(6) The Primary asset of CMS Energy III is $226 million principal amount of 7.25% securities due 2004.

(7) The primary asset of CMS RHINOS Trust was $258 million principal amount of floating rate, subordinated interest notes due 2001 from us; however, these securities were redeemed on August 22, 2000.

(8) Reflects the reallocation of net income and earnings per share as a result of the premium on exchange of Class G common stock. As a result, CMS Energy's basic and diluted earnings per share were reduced $.26 and $.25, respectively, and Class G's basic and diluted earnings per share were increased $3.31.

(9) From January 1, 1999 to October 25, 1999

                                  RISK FACTORS

     In addition to the information set forth in this Prospectus, you should carefully consider the risks described below before making an investment decision in the Notes. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

RISKS RELATED TO THE NOTES

NO PUBLIC MARKET FOR THE NOTES

     There is no active trading market for the Notes and this market may never develop. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Factors that could cause the Notes to trade at a discount include:

          - An increase in prevailing interest rates;

          - A decline in our credit worthiness;

          - A weakness in the market for similar securities; and

          - Declining general economic conditions.

POSSIBLE INABILITY TO PURCHASE NOTES UPON A CHANGE IN CONTROL

     In the event of a change in control of our Company, each holder of the Notes may require us to purchase all or a portion of their Notes at a purchase price of 101% of the principal amount, plus accrued interest. Our ability to purchase the Notes will be limited by the terms of our other debt agreements and our ability to finance the purchase. We cannot assure holders of the Notes that we will be able to finance these purchase obligations or obtain consents to do so from holders of the Notes under other debt agreements restricting these purchases.

RISKS RELATING TO CMS ENERGY

WE HAVE SUBSTANTIAL INDEBTEDNESS THAT COULD LIMIT OUR FINANCIAL FLEXIBILITY

     As of December 31, 2001, we had outstanding $3.9 billion aggregate principal amount of indebtedness (excluding subsidiaries), none of which was secured. None of such indebtedness would be senior to the Notes and the Notes will not be senior to such indebtedness. On a consolidated basis, CMS Energy and its subsidiaries had approximately $8.9 billion in total indebtedness and mandatorily redeemable trust preferred securities as of December 31, 2001. We may incur additional indebtedness in the future. The level of our indebtedness could have several important effects on our future operations, including, among others:

          - a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes;

          - covenants contained in our existing debt arrangements require us to meet certain financial tests, that may affect our flexibility in planning for, and reacting to, changes in our business;

          - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

          - we may be at a competitive disadvantage to our competitors that are less leveraged; and

          - our vulnerability to adverse economic and industry conditions may increase.

     Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations to service our indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financings. We cannot assure you that any such refinancing will be possible or that additional financing will be available on commercially acceptable terms or at all.

     Covenants contained in our existing debt arrangements and guarantees limit, among other things, the incurrence of indebtedness by CMS Energy and its subsidiaries and require maintenance of a minimum net worth and fixed-charge coverage ratio and a maximum debt-to-capitalization ratio. There can be no assurance that the requirements of our existing debt arrangements or other indebtedness will be met in the future. Failure to comply with such covenants may result in a default with respect to the related debt and could lead to acceleration of such debt or any instruments evidencing indebtedness that contain cross-acceleration or cross-default provisions. In such a case, there can be no assurance that we would be able to refinance or otherwise repay such indebtedness.

WE ARE SUBJECT TO RESTRICTIONS ON OUR ABILITY TO PAY OUR OBLIGATION AND TO PAY OUR SHAREHOLDERS DIVIDENDS

     We conduct substantially all of our operations through our subsidiaries. We must receive dividends or other distributions from our subsidiaries or jointly owned enterprises to meet our payment obligations. In addition, restrictions contained in Consumers' mortgage bond indenture and preferred stock provisions and other legal restrictions limit Consumers' ability to pay dividends or acquire its own stock from us. As of December 31, 2001, based upon Consumers Articles of Incorporation, its most restrictive provision, Consumers would be able to pay an aggregate of $233 million in dividends to us. In the four years ending December 31, 2001, Consumers paid out $938 million or 86% of its earnings in cash dividends to us. Enterprises is also limited in the amount of dividends it is able to pay since it is expanding its developing businesses.

WE FACE INCREASED COMPETITION, WHICH COULD REDUCE OUR MARKET SHARES AND PROFIT MARGINS

     Regulatory changes and other developments have resulted and will continue to result in increased competition in our domestic energy businesses. Generally, increased competition threatens our market share in certain segments of our business and can reduce profitability.

     Increased competition and direct access in the electric industry. Consumers has in the last several years experienced and expects to continue to experience a significant increase in competition for generation services with the introduction of retail open access in the state of Michigan. Pursuant to the Customers Choice Act, as of January 1, 2002, all electric customers have the choice of buying electric generation service from an alternative electric supplier.

     Increased competition in the gas pipeline industry. A significant portion of our domestic revenue and cash flow comes from our interstate pipeline business. The Federal Energy Regulatory Commission ("FERC") policy allows the issuance of certificates authorizing the construction of new interstate pipelines that are competitive with existing pipelines. A number of new pipeline and pipeline expansion projects have been approved or are pending approval by the FERC in order to transport large additional volumes of natural gas to the Midwestern United States from Canada. These pipelines will be able to compete with our subsidiary Panhandle Eastern Pipe Line Company's pipelines. Increased competition could reduce the volumes of gas transported by Panhandle to their existing markets or cause them to lower rates in order to meet competition. This could lower the financial results of our subsidiary, Panhandle.

ELECTRIC RESTRUCTURING LEGISLATION COULD ADVERSELY AFFECT OUR BUSINESS.

     Federal and state regulation of the electric utility has changed dramatically in the last two decades and could continue to change over the next several years. These changes could adversely affect our business, financial condition and profitability.

     In June 2000, the Michigan Legislature enacted the Customer Choice Act that became effective June 5, 2000. Pursuant to the Customer Choice Act:

          - all electric rates were frozen through December 31, 2003;

          - residential rates were reduced by five percent then capped through at least December 31, 2005; and

          - small commercial and industrial customer rates were capped through at least December 31, 2004.

     Ultimately, the rate caps could extend until December 31, 2013 depending upon whether Consumers and two other utilities jointly complete expansion of available transmission capability in the state of Michigan of at least 2,000 MW and do not exceed the market power supply test established by the legislation (a requirement with which Consumers believes itself to be in compliance with at this time). Under circumstances specified in the Customer Choice Act certain costs can be deferred for future recovery. The rate caps could, however, result in Consumers being unable to collect customer rates sufficient to fully recover its cost of conducting business. Some of these costs may be beyond Consumers' ability to control. In particular, if Consumers needs to purchase power supply from wholesale suppliers during the period when retail rates are frozen or capped, the rate restrictions imposed by the Customer Choice Act may make it impossible for Consumers to fully recover the cost of purchased power through the rates it charges its customers. As a result, it is not certain that Consumers can maintain its profit margins in its electric utility business during the period of the rate freeze or rate caps.

     In 1998, Consumers submitted a plan for electric retail open access to the MPSC and in March 1999 the MPSC issued orders that generally supported the plan. Implementation began in September 1999. The Customer Choice Act states that orders issued by the MPSC before the date of this act that; 1) allow electric customers to choose their supplier; 2) authorize recovery of "net" Stranded Costs and implementation costs; and 3) confirm any voluntary commitments of electric utilities, are in compliance with this act and enforceable by the MPSC. In September 2000, as required by the MPSC, Consumers once again filed tariffs governing its retail open access program and addressed revisions appropriate to comply with the Customer Choice Act. In December 2001, the MPSC approved revised retail open access service tariffs. The revised tariffs establish the rates, terms, and conditions under which retail customers will be permitted to choose an alternative electric supplier for generation services. The tariffs are effective January 1, 2002, and in general do not require any significant modifications in the existing retail open access program. The terms of the tariff allow retail open access customers, upon thirty days notice to Consumers, to return to Consumers' generation service at current tariff rates. Consumers may not have sufficient, reasonably priced, capacity to meet the additional demand needs of returning retail open access customers, and may be forced to purchase electricity on the spot market at prices higher than it could recover from its customers.

     The Customer Choice Act allows for the recovery by an electric utility of the cost of implementing the act's requirements and "net" Stranded Costs, without defining the term. The act directs the MPSC to establish a method of calculating "net" Stranded Costs and of conducting related true-up adjustments. In December 2001, the MPSC adopted a methodology for calculating "net" Stranded Costs as the shortfall between (a) the revenue needed to cover the costs associated with fixed generation assets, generation-related regulatory assets, and capacity payments associated with purchase power agreements and (b) the revenues received from customers under existing rates available to cover those revenue needs. According to the MPSC, "net" Stranded Costs are to be recovered from retail open access customers through a Stranded Cost transition charge. Even though the MPSC ruled that the Stranded Cost transition charge to be in effect on January 1, 2002 for the recovery of "net" Stranded Costs for calendar year 2000 for Consumers is zero, the MPSC also indicated that the "net" Stranded Costs for 2000 would be subject to further review in the context of its subsequent determinations of "net" Stranded Costs for 2001 and later years. The MPSC authorized Consumers to use deferred accounting to recognize the future recovery of costs determined to be stranded by application of the MPSC's methodology. Consumers is seeking a rehearing and clarification of the methodology adopted, and made future "net" Stranded Cost filings with the MPSC in April of 2002. The outcome of these proceedings before the MPSC is uncertain at this time.

WE COULD INCUR SIGNIFICANT CAPITAL EXPENDITURES TO COMPLY WITH ENVIRONMENTAL STANDARDS

     We and our subsidiaries are subject to costly and increasingly stringent environmental regulations. We expect that the cost of future environmental compliance, especially compliance with clean air laws, will be significant.

     Clean Air -- In 1997, the EPA introduced new regulations regarding the standard for ozone and particulate-related emissions that were the subject of litigation. The United States Supreme Court determined that the EPA has the power to revise the standards but that the EPA implementation plan was not lawful. In 1998, the EPA Administrator issued final regulations requiring the state of Michigan to further limit nitrogen oxide emissions. The EPA has also issued additional final regulations regarding nitrogen oxide emissions that require certain generators, including some of Consumers' electric generating facilities, to achieve the same emissions rate as that required by the 1998 plan. These regulations will require Consumers to make significant capital expenditures estimated between $530 million and $661 million, calculated in year 2002 dollars. Much of the future expenditures are for retrofit post-combustion technology. Cost estimates have been developed, in part, by independent contractors with expertise in this field. The estimates are dependent on regulatory outcome, market forces associated with emission reduction, and with regional and national economic conditions. As of March 2002, Consumers has incurred $326 million in capital expenditures to comply with these regulations and anticipates that the remaining capital expenditures will be incurred between 2002 and 2005. At some point after 2005, if new environmental standards for multi-pollutants become effective, Consumers may need additional capital expenditures to comply with the standards. Consumers is unable to estimate the additional capital expenditures required until the proposed standards are further defined. Beginning January 2005, an annual return of and on these types of capital expenditures, to the extent they are above depreciation levels, are expected to be recoverable, subject to an MPSC prudency hearing, in future rates.

     These and other required environmental expenditures may have a material adverse effect upon our financial condition and results of operations.

TERRORIST ATTACKS

     Since the September 11, 2001 terrorist attack in the United States, CMS Energy has increased security at substantially all facilities and infrastructure, and will continue to evaluate security on an ongoing basis. CMS Energy may be required to comply with federal and state regulatory security measures promulgated in the future. As a result, CMS Energy anticipates that increased operating costs related to security after September 11, 2001 could be significant. It is not certain that any additional costs will be recovered in Consumers' or Panhandle's rates.

                   FORWARD-LOOKING STATEMENTS AND INFORMATION

     This prospectus contains or incorporates by reference forward-looking statements. From time to time, we may make statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as "Forward-Looking Statements" under the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "estimate," "project," and "anticipate" or similar expressions identify forward-looking statements. Where any forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances.

     These and other factors are discussed more completely in our public filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 2001.

     The factors identified under "Risk Factors" beginning on page 9 are also important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, us or our subsidiaries.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges of CMS Energy and its consolidated subsidiaries for each of the years ended December 31, 1996 through 2001, are as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------
                                                   2001    2000    1999     1998     1997
                                                   ----    ----    -----    -----    -----
Ratio of earnings to fixed charges.............     (a)     (b)    1.39x    1.62x    1.78x

-------------------------
(a) For the year ending December 31, 2001, fixed charges exceeded earnings by $471 million. Earnings as defined include $704 million of pretax contract losses and asset revaluations. The ratio of earnings to fixed charges would have been 1.36x excluding these amounts.

(b) For the year ended December 31, 2000, fixed charges exceeded earnings by $136 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment. The ratio of earnings to fixed charges would have been 1.30x excluding this amount.

     For the purpose of computing such ratios, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals.

                                USE OF PROCEEDS

     Unless otherwise provided in a Pricing Supplement, we will use the net proceeds from the sale of the Notes for our general corporate purposes including refinancing of debt, capital expenditures, investment in subsidiaries, and working capital.

                      DESCRIPTION OF GENERAL TERM NOTES(R)

     The Notes will be issued as a series of debt securities under an Indenture, dated as of January 15, 1994 (such Indenture as amended or supplemented from time to time by one or more supplemental indentures thereto, including a supplemental indenture relating to the Notes, being referred to herein as the "Indenture" and all debt securities hereafter issued under such Indenture being collectively referred to herein as "Securities"), between the Company and JPMorgan Chase Bank, a New York banking corporation, as trustee (the "Trustee"). The Company is not limited by the Indenture as to the aggregate principal amount of Securities it may issue. The descriptions of the Notes and the Indenture in this Prospectus are brief summaries of the provisions contained in such documents and do not purport to be complete. The form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and reference is made thereto for the definitive provisions of such Indenture. The descriptions herein are qualified in their entirety by such reference. Certain capitalized terms used herein without definition shall have the meanings respectively set forth in the Indenture.

GENERAL

     The Notes offered under this Prospectus are offered on a continuing basis. Each Note will mature from 9 months to 25 years from its date of issue, as specified in the applicable Pricing Supplement. The Notes will be issued without coupons in registered form only and in increments of $1,000.

     CMS Energy is a holding company and its assets consisting primarily of its investment in its subsidiaries. The Securities (including the Notes) will be exclusively CMS Energy's obligations, and not its subsidiaries' obligations. CMS Energy's ability to service its indebtedness, including the Securities, depends on the earnings of our subsidiaries and the distribution or other payment from its subsidiaries of such earnings to CMS Energy in the form of dividends, loans or advances, and repayment of loans and advances from it. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the Securities or to make payments to CMS Energy in order for it to pay the obligations under these Notes.

     A substantial portion of the consolidated liabilities of the Company have been incurred by its subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Securities, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiary's creditors, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary (in which case the claims of the Company would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by CMS Energy). As of December 31, 2001, the Company's subsidiaries had total indebtedness for borrowed money (excluding intercompany indebtedness) of approximately $5.0 billion.

     The Notes rank on parity with all other unsecured and unsubordinated indebtedness of the Company. As of December 31, 2001, the Company had no secured indebtedness outstanding. However, the Company has retained the right to secure indebtedness, subject to certain limitations. See "Certain Restrictive Covenants of the Indenture -- Limitations on Certain Liens."

     The Notes will be represented by a Global Note registered in the name of the nominee of the Depository, except under the limited circumstances described below under "Certificated Notes." A single Global Note will represent all Notes issued on the same day and having the same terms, including, but not limited to, the same Interest Payment Dates, rate of interest, stated maturity and repurchase and redemption provisions (if any). A beneficial interest in a Global Note will be shown on, and transfers thereof will be effected only through, records maintained by the Depository (with respect to interests of its participants) and its participants (with respect to interests of persons other than its participants).

     Unless the applicable Pricing Supplement provides otherwise, the price at which each Note will be issued will be 100% of the principal amount of the Note. Notes will not be issued as discounted securities, at prices below stated principal amounts, or having an original issue discount for U.S. federal income tax purposes, unless the applicable Pricing Supplement so provides and, if applicable, describes potential U.S. federal income tax consequences.

     The Pricing Supplement relating to a Note will set forth, among other things, the following terms:

          - The issue date of the Note;

          - The price at which each Note will be issued;

          - The stated maturity date of such Note;

          - The annual interest rate;

          - The Interest Payment Dates for such Note;

          - The Survivor's Option, if applicable;

          - Any redemption option of the Company prior to the stated maturity;
            and

          - Any other terms not inconsistent with the provisions of the Indenture.

INTEREST

     Each Note will bear interest from the date of issue at the fixed annual rate specified in the applicable Pricing Supplement until the principal is paid or made available for payment. Interest will be payable either monthly, quarterly or semi-annually on each Interest Payment Date and at Maturity. Interest will be payable to the person in whose name a Note is registered at the close of business on the Regular Record Date preceding each Interest Payment Date; provided, however, interest payable at Maturity will be payable to the person to whom principal shall be payable. Unless otherwise indicated in the applicable Pricing Supplement, interest will be paid in arrears and shall be the amount of interest accrued to, but excluding, the Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     Monthly Interest: The Interest Payment Dates for a Note that provides for monthly interest payments shall be the fifteenth day of each calendar month. If a Note is issued between the first and fifteenth day of a calendar month, interest otherwise payable on the fifteenth day of such calendar month will be payable on the fifteenth day of the next succeeding calendar month.

     Quarterly Interest: The Interest Payment Dates for a Note that provides for quarterly interest payments, shall be the fifteenth day of each of the months specified in the Pricing Supplement. Interest payments will begin three months from the Quarterly Interest Calculation Date specified in the table below:

     ISSUE DAY OF
    CALENDAR MONTH                   QUARTERLY INTEREST CALCULATION DATE
----------------------  -------------------------------------------------------------
Before the 15th.......  The 15th day of the previous calendar month of the Issue Date
The 15th..............  The Issue Date
After the 15th........  The 15th day of the calendar month of the Issue Date

     Semi-Annual Interest: In the case of a Note that provides for semi-annual interest payments, the Interest Payment Dates shall be the fifteenth day of each of the months specified in the Pricing Supplement. Interest payments will begin six months from the Semi-Annual Interest Calculation date specified in the table below:

     ISSUE DAY OF
    CALENDAR MONTH                  SEMI-ANNUAL INTEREST CALCULATION DATE
    --------------      -------------------------------------------------------------
Before the 15th.......  The 15th day of the previous calendar month of the Issue Date
The 15th..............  The Issue Date
After the 15th........  The 15th day of the calendar month of the Issue Date

     Record Date for Interest: The Regular Record Date for any Interest Payment Date (other than at Maturity) shall be the first day (whether or not a Business
Day) of the calendar month in which such Interest Payment Date occurs. In the case of interest payable at Maturity, the Regular Record Date shall be the date of Maturity.

     Defaulted Interest: Interest on the Notes that is not punctually paid or duly provided for on any Interest Payment Date ("defaulted interest") shall cease to be payable to the Holder thereof on the relevant Regular Record Date. The Company may pay such defaulted interest to Holders of Notes in one of two ways. First, the Company may set a Special Record Date for the payment of such defaulted interest fixed by the Trustee. To do so, the Company must notify the Trustee in writing of the amount of the defaulted interest not more than 15 nor less than 10 days prior to the date of the proposed payment. The Company must also deposit with the Trustee funds equal to the amount of the proposed payment or make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment. The second option is to pay defaulted interest in such other lawful manner that is not inconsistent with the requirements of any securities exchange on which the Notes are listed for trading.

REDEMPTION

     A Note is not subject to redemption at the option of the Company prior to the date, if any, fixed at the time of sale and designated as the "Initial Redemption Date" on the face of such Note and in the applicable Pricing Supplement hereto. If no Initial Redemption Date is indicated with respect to a Note, such Note is not subject to redemption at the option of the Company prior to Stated Maturity. If so specified in the applicable Pricing Supplement, on and after the Initial Redemption Date, the related Note will be redeemable in whole or in part in increments of $1,000, at the option of the Company, at redemption prices declining from a specified premium, if any, to par, together with accrued interest to the date of redemption, on notice given by the Company not more than 60 nor less than 30 days prior to the date of redemption. If less than all of the Notes of like tenor and terms are to be redeemed, the Notes to be redeemed will be selected by the Trustee by such method as the Trustee shall deem fair and appropriate. Notwithstanding the foregoing however, the Company may at any time purchase Notes at any price in the open market or otherwise. Notes so purchased by the Company may, at the discretion of the Company, be held or resold or surrendered to the Trustee for cancellation. The Notes will not have a sinking fund. See "Purchase of Notes Upon Change in Control" and "Repayment Upon Death."

     With respect to Notes redeemable at the option of the Company, the applicable Pricing Supplement will specify if the Company would be prohibited from redeeming such Note as a part of, or in anticipation of, any refunding operation by the application, directly or indirectly, of moneys borrowed having an effective interest cost to the Company of less than the effective interest cost to the Company of such Note.

PURCHASE OF NOTES UPON CHANGE IN CONTROL

     If there is a Change in Control (as defined below), each Holder of a Note may choose to require the Company to repurchase all or any part of such Holder's Note pursuant to the terms and conditions of the Indenture. The Company must select a date for repurchase no earlier than 60 days nor later than 90 days (the "Change in Control Purchase Date") after the mailing of written notice by the Company of the occurrence of such Change in Control. If a Holder decides to have the Company repurchase their Note, the Company must pay a repurchase price payable in cash equal to 101% of the principal amount of such Note plus accrued interest to the Change in Control Purchase Date (the "Change in Control Purchase Price").

Company's Obligations on a Change in Control:

     If there is a Change in Control, the Company must notify each Holder within 30 days by mail a notice regarding the Change in Control.

     The notice must state, among other things:

          - That a Change in Control has occurred and that each such Holder has the right to require the Company to repurchase all or any part of such Holder's Notes at the Change in Control Purchase Price;

          - The Change in Control Purchase Price;

          - The Change in Control Purchase Date;

          - The name and address of the Paying Agent; and

          - The procedures that Holders must follow to cause the Notes to be repurchased.

Holder's Obligations:

     To exercise this right, a Holder must deliver a Change in Control Purchase Notice to the Paying Agent. at the Paying Agent's office in The City of New York, or any other office of the Paying Agent maintained for such purposes, not later than 30 days prior to the Change in Control Purchase Date.

     The Change in Control Purchase Notice shall state:

          - A portion of the principal amount of any Notes to be repurchased, which must be in increments of $1,000;

          - That such Notes are to be repurchased by the Company pursuant to the applicable change-in-control provisions of the Indenture; and

          - The certificate numbers of the Notes to be repurchased, unless the Notes are represented by one or more Global Notes.

     The Holder may withdraw any Change in Control Purchase Notice by a written notice of withdrawal delivered to the Paying Agent not later than three Business Days prior to the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount and, if applicable, the certificate numbers of the Notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to a Change in Control Purchase Notice.

Obligations when represented by a Global Note:

     If a Note is represented by a Global Note, the Depository or its nominee will be the holder of such Note and therefore will be the only entity that can require the Company to repurchase Notes upon a Change in Control.

     To obtain repayment with respect to such Note upon a Change in Control, the beneficial owner of such Note must provide to the broker or other entity through which it holds the beneficial interest in such Note:

          - A Change in Control Purchase Notice signed by such beneficial owner. The signature must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.

            ("NASD") or a commercial bank or trust company having an office or correspondent in the United States; and

          - Instructions to such broker or other entity to notify the Depository of such beneficial owner's desire to cause the Company to repurchase such Notes.

     Such broker or other entity will provide to the Paying Agent:

          - A Change in Control Purchase Notice received from such beneficial owner; and

          - A certificate, satisfactory to the Paying Agent from such broker or other entity, that it represents such beneficial owner. Such broker or other entity will be responsible for disbursing any payments it receives upon the repurchase of such Notes by the Company.

Additional Payment Requirements for Certificated Notes:

     To receive payment of the Change in Control Purchase Price for a Note in Certificated form (a "Certificated Note") for which a Change in Control Purchase Notice has been delivered and not withdrawn you must deliver such Note (together with necessary endorsements) to the Paying Agent. This delivery should be made to the Paying Agent at its office in The City of New York, or any other office of the Paying Agent maintained for such purpose. This delivery may be made at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of the Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such Note will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such Note.

     If the Paying Agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Change in Control Purchase Price of a Note on the Business Day following the Change in Control Purchase Date for such Note, then, on and after such date, interest on such Note will cease to accrue, whether or not such Note is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of the Note).

Definition of Change in Control:

     Under the Indenture, a "Change in Control" means an event or series of events by which:

          - CMS Energy ceases to beneficially own, directly or indirectly, at least 80% of the total voting power of all classes of Capital Stock then outstanding of Consumers. This situation may arise from issuance of securities of the Company or Consumers, any direct or indirect transfer of securities by CMS Energy or Consumers, any merger, consolidation, liquidation or dissolution of CMS Energy or Consumers or otherwise; or

          - Any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have "beneficial ownership" of all shares that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 30% of the Voting Stock of CMS Energy; or

          - CMS Energy consolidates with or merges into another corporation or directly or indirectly conveys, transfers or leases all or substantially all of its assets to any person, or any corporation consolidates with or merges into CMS Energy, in either event pursuant to a transaction in which the outstanding Voting Stock of CMS Energy is changed into or exchanged for cash, securities, or other property, other than any such transaction where:

                  - The outstanding Voting Stock of CMS Energy is changed into or exchanged for Voting Stock of the surviving corporation; and

                  - The holders of the Voting Stock of CMS Energy immediately prior to such transaction retain, directly or indirectly, substantially proportionate ownership of the Voting Stock of the surviving corporation immediately after such transaction.

     The Indenture requires CMS Energy to comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may then be applicable and file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by CMS Energy to purchase Notes at the option of Holders upon a Change in Control. The Change in Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of CMS Energy and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of its common stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a customary term contained in similar debt offerings and the terms of such feature result from negotiations between CMS Energy and the Agents. Management has no present intention to propose any anti-takeover measures although it is possible that CMS Energy could decide to do so in the future.

     No Note may be repurchased by the Company as a result of a Change of Control if there has occurred and is continuing an Event of Default described under "Events of Default" below (other than a default in the payment of the Change in Control Purchase Price with respect to the Notes). In addition, the Company's ability to purchase Notes may be limited by its financial resources and its inability to raise the required funds because of restrictions on issuance of securities contained in other contractual arrangements.

REPAYMENT UPON DEATH (SURVIVOR'S OPTION)

     The Pricing Supplement relating to any Note will indicate whether the holder of such Note will have the Survivor's Option. SEE THE PRICING SUPPLEMENT TO DETERMINE WHETHER THE SURVIVOR'S OPTION APPLIES TO ANY PARTICULAR NOTE.

     The Survivor's Option, if applicable, requires the Company to repay any Note (or portion thereof) properly tendered for repayment by the representative of the deceased owner (the "Representative"). The Representative is the person who has authority to act on behalf of the deceased owner of the beneficial interest of such Note under the laws of the appropriate jurisdiction. Such person includes, without limitation, the trustee of a personal trust, the personal representative, executor, surviving joint tenant or surviving tenant by the entirety of such deceased beneficial owner. When the option is exercised the

Company will repay the Note at a price equal to 100% of the principal amount of the beneficial interest of the deceased owner in such Note plus accrued interest to the date of such repayment, subject to the limitations below. In order for a holder to exercise the Survivor's Option, the holder or his or her Representative must have individually or collectively held the Note for 120 days. The Company may, in its sole discretion, limit the principal amount of Notes as to which exercises of the Survivor's Option will be accepted in any calendar year. This limit may be by either an Annual Put Limitation and/or an Individual Put Limitation. The Annual Put Limitation applies to the aggregate principal amount of Notes that the Company will redeem among all holders of Notes. The Annual Put Limitation must be at least one percent (1%) of the outstanding principal amount of the Notes as of the end of the most recent fiscal year, but not less than $500,000 in any such calendar year. The Company may elect a greater amount for the Annual Put Limitation as the Company in its sole discretion may determine for any calendar year. The Individual Put Limitation is $100,000 or such greater amount as the Company in its sole discretion may determine for any calendar year. The Individual Put Limitation applies to the aggregate principal amount of Notes (or portions thereof) as to which exercise of the Survivor's Option will be accepted in such calendar year with respect to any individual deceased owner of beneficial interests in such Notes.

     Moreover, the Company will not make principal repayments pursuant to exercise of the Survivor's Option in amounts that are less than $1,000. In the event that the limitations described in the preceding paragraph would result in the partial repayment of any Note, the principal amount of such Note remaining outstanding after repayment must be at least $1,000 (the minimum authorized denomination of the Notes). Any Note (or portion thereof) tendered pursuant to exercise of the Survivor's Option may be withdrawn by a written request by the Representative of the deceased owner received by the Trustee prior to its repayment.

     Each Note (or portion thereof) that is tendered pursuant to valid exercise of the Survivor's Option will be accepted promptly in the order all such Notes are tendered, except for any Note (or portion thereof) the acceptance of which would contravene (i) the Annual Put Limitation, if applied, or (ii) the Individual Put Limitation, if applied, with respect to the relevant individual deceased owner of beneficial interests therein. If, as of the end of any calendar year, the aggregate principal amount of Notes (or portions thereof) that have been accepted pursuant to exercise of the Survivor's Option for such year, has not exceeded the Annual Put Limitation, if applied, for such year, any exercise(s) of the Survivor's Option with respect to Notes (or portions thereof) not accepted during such calendar year because such acceptance would have contravened the Individual Put Limitation, if applied, with respect to an individual deceased owner of beneficial interests therein will be accepted in the order all such Notes (or portions thereof) were tendered, to the extent that any such exercise would not exceed the Annual Put Limitation for such calendar year. Any Note (or portion thereof) accepted for repayment pursuant to exercise of the Survivor's Option will be repaid no later than the first Interest Payment Date that occurs 20 or more calendar days after the date of such acceptance. Each Note (or any portion thereof) tendered for repayment that is not accepted in any calendar year due to the application of the Annual Put Limitation will be deemed to be tendered in the following calendar year in the order in which all such Notes (or portions thereof) were originally tendered, unless any such Note (or portion thereof) is withdrawn by the Representative for the deceased owner prior to its repayment. In the event that a Note (or any portion thereof) tendered for repayment pursuant to valid exercise of the Survivor's Option is not accepted, the Trustee will deliver a notice by first-class mail to the registered Holder thereof at its last known address as indicated in the Security Register or, alternatively to the applicable Representative that states the reasons such Note (or portion thereof) has not been accepted for repayment.

     Subject to the foregoing, in order for a Survivor's Option to be validly exercised with respect to any Note (or portion thereof), the Trustee must receive from the Representative of the deceased owner:

          - A written request for repayment signed by the Representative, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the NASD or a commercial bank or trust company having an office or correspondent in the United States;

          - If such Note is not represented by a Global Note as described below, tender of the Note (or portion thereof) to be repaid;

          - Appropriate evidence satisfactory to the Company and the Trustee that:

             (1) the Representative has authority to act on behalf of the deceased beneficial owner;

             (2) the death of such beneficial owner has occurred; and

             (3) the deceased was the owner of a beneficial interest in such Note at the time of death;

          - If applicable, a properly executed assignment or endorsement; and

          - If the beneficial interest in such Note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to the Trustee from such nominee attesting to the deceased's ownership of a beneficial interest in such Note.

     All questions as to the eligibility or validity of any exercise of the Survivor's Option will be determined by the Company, in its sole discretion, which determinations will be final and binding on all parties.

     If a Note is represented by a Global Note, the Depository or its nominee will be the Holder of such Note and therefore will be the only entity that can exercise the Survivor's Option for such Note. To obtain repayment pursuant to exercise of the Survivor's Option with respect to such Note, the Representative must provide to the broker or other entity through which the deceased owner holds the beneficial interest in such Note:

          - A written request for repayment signed by the Representative, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the NASD or a commercial bank or trust company having an office or correspondent in the United States;

          - Appropriate evidence satisfactory to the Company and the Trustee that:

             (1) the Representative has authority to act on behalf of the deceased beneficial owner;

             (2) the death of such beneficial owner has occurred; and

             (3) the deceased was the owner of a beneficial interest in such Note at the time of death; and

          - Instructions to such broker or other entity to notify the Depository of such Representative's desire to obtain repayment pursuant to exercise of the Survivor's Option.

     Such broker or other entity will provide to the Trustee:

          - The written request for repayment and the evidence received from the Representative referred to above; and

          - a certificate satisfactory to the Trustee from such broker or other entity stating that it represents the deceased beneficial owner and that such deceased beneficial owner or his or her Representative individually or collectively held the Note for 120 days.

     Such broker or other entity will be responsible for disbursing any payments it receives pursuant to exercise of the Survivor's Option to the appropriate Representative. See "Book-Entry System."

     DELIVERIES OF DOCUMENTS TO JPMORGAN CHASE BANK, AS TRUSTEE, IN CONNECTION WITH THE EXERCISE OF THE SURVIVOR'S OPTION SHALL BE MADE TO JPMORGAN CHASE BANK, 450 WEST 33RD STREET, 15TH FLOOR, NEW YORK, NEW YORK 10001-2697, ATTENTION:
INSTITUTIONAL TRUST SERVICES, JAMES P. FREEMAN, VICE PRESIDENT.

PAYMENT AND PAYING AGENTS

     Payments of principal, premium, if any, and interest on Notes represented by a Global Note will be made to the Depository through such Paying Agent or Paying Agents in The City of New York as the Company may designate from time to time or by wire transfer to the Depository. See "Book-Entry System." Payments of principal, premium, if any, and interest on Certificated Notes will be made upon surrender of such Notes at the office of such Paying Agent or Paying Agents in The City of New York as the Company may designate from time to time. At the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register for Certificated Notes.

     The principal corporate trust office of JPMorgan Chase Bank (formerly "The Chase Manhattan Bank"), located at 450 West 33rd Street, 15th Floor, New York, New York 10001-2697, has been designated as the Company's sole Paying Agent for payments with respect to the Notes. The Company may at any time designate additional Paying Agents, rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Notes.

BOOK-ENTRY SYSTEM

     The Notes will be issued initially in the form of one or more Global Notes that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), which will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). DTC and any other depository that may replace DTC as depository for the Notes are sometimes referred to herein as the "Depository."

     Upon issuance, all Notes having the same issue date, interest rate, redemption provisions, provisions for repurchase at the option of the Holder, stated maturity and other provisions will be represented by one or more Global Notes. Except under the limited circumstances described below, Notes represented by Global Notes will not be exchangeable for Certificated Notes.

     So long as the Depository, or its nominee, is the registered owner of a Global Note, such Depository or such nominee, will be considered the sole registered holder of the individual Notes represented by such Global Note for all purposes under the Indenture. Payments of principal and premium, if any, and any interest on individual Notes represented by a Global Note will be made to the Depository or its nominee as the registered holder of such Global Note. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have any of the individual Notes represented by such Global Note registered in their names. Owners of beneficial interests in a Global Note will not receive or be entitled to receive physical delivery of any such Note. Owners of beneficial interests in a Global Note will not be considered the registered holder thereof under the Indenture, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto as described in this Prospectus.

     The following is based upon information furnished by DTC:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the NASD. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

          Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for one or more Notes is discontinued.

     To facilitate subsequent transfers, all Global Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them. Such notices and other communications are subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the Notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices. Such payments are customary for securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such Participant and not of DTC, any Agents, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving 90 days' notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes are required to be printed and delivered in exchange for the Notes represented by the Global Notes held by the DTC. See "Certificated Notes."

     In addition, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Certificated Notes will be printed and delivered in exchange for the Notes represented by the Global Notes held by DTC. See "Certificated Notes."

     The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. The Company believes such information to be reliable, but the Company takes no responsibility for the accuracy thereof.

     CMS Energy, any Agents, the Trustee, any paying agent and the registrar for the Notes are not responsible or liable for the actions of DTC. Such actions may include, but are not limited to, any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

CERTIFICATED NOTES

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company by the earlier of (i) 90 days from the date the Company receives notice to the effect that the Depository is unwilling or unable to act, or the Company determines that the Depository is unable to act or (ii) the effectiveness of the Depository's resignation or failure to fulfill its duties as Depository, the Company will issue Certificated Notes in exchange for the Notes represented by the Global Notes held by the Depository. In addition, the Company may at any time and in its sole discretion determine not to have Notes represented by a Global Note and, in such event, will issue individual Certificated Notes in exchange for the Notes represented by the Global Note. In either instance, the owner of a beneficial interest in a Note represented by a Global Note will be entitled to have such Note registered in its name and will be entitled to physical delivery of such Note in certificated form. Individual Certificated Notes so issued will be issued in fully registered form, without coupons, in one or more authorized denominations as described above under "General."

     Certificated Notes will be exchangeable for other Certificated Notes of any authorized denominations and of a like aggregate principal amount and tenor.

     Certificated Notes may be presented for exchange as provided above, and may be presented for registration of transfer (duly endorsed, or accompanied by a duly executed written instrument of transfer), at the office of JPMorgan Chase Bank, the Trustee, in The City of New York, (the "Security Registrar") or at the office of any other transfer agent designated by the Company for such purpose with respect to the Notes and referred to in the applicable Pricing Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or such other transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. If a Pricing Supplement refers to any transfer agents (in addition to the Security Registrar) designated by the Company with respect to the Notes, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Notes. The Company may at any time designate additional transfer agents with respect to the Notes.

     The Company will not be required to (i) issue, register the transfer of or exchange Certificated Notes during a period beginning at the opening of business 15 days before the selection of Notes to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or (ii) register the transfer of or exchange any Certificated Note, or portion thereof, called for redemption, except the unredeemed portion of any Certificated Note being redeemed in part.

     If a Certificated Note is mutilated, destroyed, lost or stolen, it may be replaced at the corporate trust office or agency of the Trustee in The City of New York upon payment by the Holder of such expenses as may be incurred by the Company and the Trustee in connection therewith and the furnishing of such evidence and indemnity as the Company and the Trustee may require. Mutilated Notes must be surrendered before new Notes will be issued.

CERTAIN RESTRICTIVE COVENANTS OF THE INDENTURE

     The Indenture contains, among others, the covenants described below. Certain capitalized terms used below are defined herein under the heading "Certain Definitions of the Indenture."

     Limitation on Consolidated Indebtedness. As of the date of the prospectus unsecured debt of CMS Energy is rated below BBB-. The Indenture provides that so long as any of the Notes are Outstanding and until the Notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation on Consolidated Indebtedness", the Company shall not, and shall not permit any Restricted Subsidiary to, issue, create, assume, guarantee, incur or otherwise become liable for (collectively, "issue"), directly or indirectly, any Indebtedness unless (a) the Consolidated Coverage Ratio of the Company and its Consolidated Subsidiaries for the four consecutive fiscal quarters immediately preceding the issuance of such Indebtedness (as shown by a pro forma consolidated income statement of the Company and its Consolidated Subsidiaries for the four most recent fiscal quarters ending at least 30 days prior to the issuance of such Indebtedness after giving effect to
(i) the issuance of such Indebtedness and (if applicable) the application of the net proceeds thereof to refinance other Indebtedness as if such Indebtedness was issued at the beginning of the period, (ii) the issuance and retirement of any other Indebtedness since the first day of the period as if such Indebtedness was issued or retired at the beginning of the period and (iii) the acquisition of any company or business acquired by the Company or any Subsidiary of the Company since the first day of the period (including giving effect to the pro forma historical earnings of such company or business), including any acquisition which will be consummated contemporaneously with the issuance of such Indebtedness, as if in each case such acquisition occurred at the beginning of the period) exceeds a ratio of 1.6 to 1.0 and (b) immediately after giving effect to the issuance of such Indebtedness and (if applicable) the application of the net proceeds thereof to refinance other Indebtedness, the Consolidated Leverage Ratio shall not exceed a ratio of 0.75 to 1.0. As of December 31, 2001, the Consolidated Coverage Ratio was 2.4 to 1.0 and the Consolidated Debt Ratio was 0.73 to 1.0, in each case determined in accordance with the foregoing but without consideration for the issuance of any of the Notes.

     The foregoing limitation is subject to exceptions for certain revolving Indebtedness to banks provided that the aggregate outstanding principal amount of such revolving Indebtedness shall not exceed $1,000,000,000 Indebtedness outstanding on the date of the original Indenture, certain refinancings and Indebtedness of the Company to a Subsidiary or by a Subsidiary to the Company.

     Limitation upon Restricted Payments. The Indenture provides that, so long as any of the Notes are Outstanding and until the Notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from the provisions of this "Limitation upon Restricted Payments", the Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to, (i) declare or pay any dividend or make any distribution on the

Capital Stock of the Company to the direct or indirect holders of the Company's Capital Stock (except dividends or distributions payable solely in Non-Convertible Capital Stock of the Company or in options, warrants or other rights to purchase such Non-Convertible Capital Stock and except dividends or distributions payable to the Company or a Subsidiary) or (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company (any such dividend, distribution, purchase, redemption, repurchase, other acquisition or retirement, being hereinafter referred to as a "Restricted Payment") if at any time the Company or such Subsidiary makes such Restricted Payment: (1) an Event of Default, or an event that with the lapse of time or the giving of notice or both would constitute an Event of Default, shall have occurred and be continuing (or would result therefrom); or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since September 30, 1993, would exceed the sum of: (a) $120,000,000 plus 100% of Consolidated Net Income from September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate Net Proceeds received by the Company from the issue or sale of or contribution with respect to its Capital Stock after September 30, 1993.

     The foregoing provisions will not prohibit: (i) dividends or other distributions paid in respect of any class of Capital Stock issued by the Company in connection with the acquisition of any business or assets by the Company or a Restricted Subsidiary where the dividends or other distributions with respect to such Capital Stock are payable solely from the net earnings of such business or assets; (ii) any purchase or redemption of Capital Stock of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Stock or Exchangeable Stock); (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with this covenant; or (iv) payments pursuant to the Tax Sharing Agreement.

     Limitations on Certain Liens. The Indenture provides that so long as any of the Notes are outstanding, the Company shall not create, incur, assume or suffer to exist any Lien intended to or having the effect of conferring upon a creditor of the Company or any Subsidiary of the Company a preferential interest upon or with respect to the Capital Stock of Consumers, Enterprises or CMS Oil & Gas Co. without making effective provision whereby the Notes shall be (so long as such creditor shall be so secured) equally and ratably secured. The foregoing does not apply to (a) Liens securing Indebtedness of the Company, provided that on the date such Liens are created, and after giving effect to such Indebtedness, the aggregate principal amount at maturity of all of the secured Indebtedness of the Company shall not exceed 10% of Consolidated Assets on such date or (b) certain liens for taxes, pledges to secure workman's compensation, other statutory obligations and certain support obligations not to exceed $30 million at any one time outstanding, certain materialmen's, mechanic's and similar liens and certain purchase money liens.

     The foregoing limitations regarding Consolidated Indebtedness, Restricted Payments and Liens do not apply to Consumers, the Company's largest Subsidiary. In addition, they do not currently limit transactions by any of the Company's other Subsidiaries because none of such Subsidiaries would currently fall under the definition of Restricted Subsidiaries.

     Limitation on Transactions with Affiliates. The Indenture provides that so long as any of the Notes are Outstanding, the Company may not, directly or indirectly, conduct any business or enter into any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with an Affiliate unless the terms of such business, transaction or series of transactions are as favorable to the Company as terms that could be obtainable at the time for a comparable transaction or series of related transactions in arm's-length dealings with an unrelated third person. This covenant shall not apply to (i) any compensation paid to officers and directors of the Company which has been approved by the Board of Directors of the Company or (ii) loans to the Company or an Affiliate pursuant to a global cash management program, which loans mature within one year from the date thereof.

     Limitation on Consolidation, Merger, Sale or Conveyance. The Indenture provides that so long as any of the Notes are Outstanding the Company shall not consolidate with or merge into any other person or sell, lease or convey its property as an entirety or substantially as an entirety unless, upon any such consolidation, merger, sale, lease or conveyance, and after giving effect thereto, (i) the person formed by such consolidation or into which the Company shall have been merged or which shall have acquired such property (the "Continuing Entity") shall be a corporation and shall have expressly assumed all of the Company's obligations under the Notes and the Indenture, and (ii) no Event of Default, or an event that, with the lapse of time or the giving of notice or both, would become an Event of Default under the Indenture shall have happened and be continuing, The Indenture also provides that so long as any of the Notes are Outstanding and until the Notes are rated BBB- or above (or an equivalent rating) by Standard & Poor's and one Other Rating Agency, at which time the Company will be permanently released from such provisions, the Company shall not consolidate with or merge into any other person or sell, lease or convey its property as an entirety or substantially as an entirety unless, upon any such consolidation, merger, sale, lease or conveyance, and after giving effect thereto, (i) the Consolidated Net Worth of the Continuing Entity shall be at least equal to the Consolidated Net Worth of the Company immediately prior to the transaction and (ii) the Continuing Entity would be entitled to incur at least $1 of additional Indebtedness (other than revolving Indebtedness to banks) without violating the restriction set forth in "-- Limitations on Consolidated Indebtedness" above.

CERTAIN DEFINITIONS OF THE INDENTURE

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made thereto for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. "Control" with respect to any specified person means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. The terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Amortization Expense" is an accounting term. Amortization applies to amounts that are recognized as amortization of capital leases, depletion, nuclear fuel, goodwill and assets classified as intangible assets in accordance with generally accepted accounting principles.

     "Capital Lease Obligations" of a person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with generally accepted accounting principles. The amount of such obligation shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles. The stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. Such obligation shall be deemed secured by a Lien on any property or assets to which such lease relates.

     "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interest in (however designated) corporate stock, including any Preferred Stock or Letter Stock.

     "Consolidated Assets" means, at any date of determination, the aggregate assets of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Capital" means, at any date of determination, the sum of:

          - Consolidated Indebtedness;

          - consolidated equity of the common stockholders of the Company and the Consolidated Subsidiaries;

          - consolidated equity of the preference stockholders of the Company and the Consolidated Subsidiaries; and

          - consolidated equity of the preferred stockholders of the Company and the Consolidated Subsidiaries.

     In each case, the individual amounts indicated above would be determined at the date that is in accordance with generally accepted accounting principles.

     "Consolidated Coverage Ratio" with respect to any period means the ratio of
(i) the aggregate amount of Operating Cash Flow for such period to (ii) the aggregate amount of Consolidated Interest Expense for such period.

     "Consolidated Indebtedness" means, without duplication, at any date of determination, the sum of the aggregate Indebtedness of the Company plus the aggregate debt (as such term is construed in accordance with generally accepted accounting principles) of the Consolidated Subsidiaries but shall exclude any subordinated debt owned by any Hybrid Preferred Securities Subsidiary.

     "Consolidated Interest Expense" means, for any period, the total interest expense in respect of Indebtedness of the Company and its Consolidated Subsidiaries including, without duplication:

          - interest expense attributable to capital leases;

          - amortization of debt discount;

          - capitalized interest;

          - cash and noncash interest payments;

          - commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

          - net costs under Interest Rate Protection Agreements (including amortization of discount); and

          - interest expense in respect of obligations of other persons deemed to be Indebtedness of the Company or any Consolidated Subsidiaries under clause (v) or (vi) of the definition of Indebtedness.

     However, Consolidated Interest Expense shall exclude any costs otherwise included in interest expense recognized on early retirement of debt.

     "Consolidated Leverage Ratio" means, at any date of determination, the ratio of Consolidated Indebtedness to Consolidated Capital.

     "Consolidated Net Income" means, for any period, the net income of the Company and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income of any person if such person is not a Subsidiary, except that (A) the Company's equity in the net income of any such person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such person during such period to the Company or a Consolidated Subsidiary as a dividend or other distribution and (B) the Company's equity in a net loss of any such person for such period shall be included in determining such Consolidated Net Income; (ii) any net income of any person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; and (iii) any gain or loss realized upon the sale or other disposition of any property, plant or equipment of the Company or its Consolidated Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any person.

     "Consolidated Net Worth" of any person means the total of the amounts shown on the consolidated balance sheet of such person and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of any date selected by such person not more than 90 days prior to the taking of any action for the purpose of which the determination is being made (and adjusted for any material events since such date), as (i) the par or state value of all outstanding Capital Stock plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock and (C) any amounts attributable to Exchangeable Stock.

     "Consolidated Subsidiary" means, any Subsidiary whose accounts are or are required to be consolidated with the accounts of the Company in accordance with generally accepted accounting principles.

     "Exchangeable Stock" means any Capital Stock of a corporation that is exchangeable or convertible into another security (other than Capital Stock of such corporation that is neither Exchangeable Stock nor Redeemable Stock).

     "Hybrid Preferred Securities" means any preferred securities issued by a Hybrid Preferred Securities Subsidiary, where such preferred securities have the following characteristics:

          (i) such Hybrid Preferred Securities Subsidiary lends substantially all of the proceeds from the issuance of such preferred securities to the Company or Consumers in exchange for subordinated debt issued by the Company or Consumers, respectively;

          (ii) such preferred securities contain terms providing for the deferral of distributions corresponding to provisions providing for the deferral of interest payments on such subordinated debt; and

          (iii) the Company or Consumers (as the case may be) makes periodic interest payments on such subordinated debt, which interest payments are in turn used by the Hybrid Preferred Securities Subsidiary to make corresponding payments to the holders of the Hybrid Preferred Securities.

     "Hybrid Preferred Securities Subsidiary" means any business trust (or similar entity)

          - all of the common equity interest of which is owned (either directly or indirectly through one or more wholly-owned Subsidiaries of the Company or Consumers) at all times by the Company or Consumers,

          - that has been formed for the purpose of issuing Hybrid Preferred Securities and

          - substantially all of the assets of which consist at all times solely of subordinated debt issued by the Company or Consumers (as the case may be) and payments made from time to time on such subordinated debt.

     "Indebtedness" of any Person means, without duplication,

          (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

          (ii) all Capital Lease Obligations of such Person;

          (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

          (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

          (v) all obligations of the type referred to in clauses (i) through
     (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; and

          (vi) all obligations of the type referred to in clauses (i) through
     (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

     "Interest Rate Protection Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in interest rates.

     "Letter Stock,", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is intended to reflect the separate performance of certain of the businesses or operations conducted by such corporation or any of its subsidiaries.

     "Lien" means any lien, mortgage, pledge, security interest, conditional sale, title retention agreement or other charge or encumbrance of any kind.

     "Net Proceeds" is the consideration received by the Company for any issuance or sale or contribution in respect of Capital Stock. Net Proceeds consist of the aggregate proceeds of such issuance, sale or contribution, including the fair market value (as determined by the Board of Directors and net of any associated debt and of any consideration other than Capital Stock received in return) of property. Net Proceeds also include any other consideration other than cash received by the Company. Net Proceeds are these aggregate proceeds and are then reduced for any expenses and taxes associated with the offering. Such expenses include attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale. Taxes would include any taxes paid or payable as a result of the offering. If the fair market value as determined by the Board of Directors of property other than cash is greater than $25 million, the value thereof shall be based upon an opinion from an independent nationally recognized firm experienced in the appraisal or similar review of similar types of transactions.

     "Non-Convertible Capital Stock" is any non-convertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into non-convertible Capital Stock other than Preferred Stock of such corporation; provided, however, that Non-Convertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

     "Operating Cash Flow" means for any period, with respect to the Company and its Consolidated Subsidiaries, the aggregate amount of Consolidated Net Income after adding thereto Consolidated Interest Expense (adjusted to include costs recognized on early retirement of debt), income taxes, depreciation expense, Amortization Expense, any noncash amortization of debt issuance costs, any nonrecurring, noncash charges to earnings and any negative accretion recognition.

     "Other Rating Agency" means any one of Fitch IBCA or Moody's Investors Service, Inc., and any successor to any of these organizations that is a nationally recognized statistical rating organization.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock," is a type of Capital Stock of any class or classes, however designated, of any corporation. Preferred Stock is Capital Stock that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation. Hybrid Preferred Stock is not considered Preferred Stock for purposes of this definition.

     "Redeemable Stock" means any Capital Stock that by its terms or otherwise must be redeemed prior to the first anniversary of the Maturity of any Outstanding Notes. Redeemable Stock can also be redeemable at the option of the holder thereof at any time prior to the first anniversary of the Maturity of any Outstanding Notes.

     "Restricted Subsidiary" means any Subsidiary (other than Consumers and its subsidiaries) of the Company which at the time of determination had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 10% of the total Consolidated Assets of the Company and its Consolidated Subsidiaries and any other Subsidiary which from time to time is designated a Restricted Subsidiary by the Board of Directors of the Company, provided that no Subsidiary may be designated a Restricted Subsidiary if, immediately after giving effect thereto, an Event of Default, or an event that, with the lapse of time or the giving of notice or both, would constitute an Event of Default, would exist or the Company and its Restricted Subsidiaries could not incur at least $1 of additional Indebtedness under the restriction set forth under "-- Limitations on Consolidated Indebtedness" above and (i) any such Subsidiary so designated as a Restricted Subsidiary must be organized under the laws of the United States or any state thereof; (ii) more than 80% of the Voting Stock of such Subsidiary must be owned of record and beneficially by the Company or a Restricted Subsidiary; (iii) such Restricted Subsidiary must be a Consolidated Subsidiary; and (iv) such Subsidiary must not therefore have been designated as a Restricted Subsidiary.

     "Standard & Poor's" shall mean Standard & Poor's Rating Group, which is a division of McGraw Hill Inc. and shall include any successor thereto which is a nationally recognized statistical rating organization. If such entity shall cease to rate the Notes or shall cease to exist and there shall be no such successor thereto, "Standard & Poor's" shall mean any other nationally recognized statistical rating organization selected by the Company that is acceptable to the Trustee.

     "Subsidiary" means any corporation of which more than 50% of the outstanding Voting Stock is at the time directly or indirectly owned by the parent company and/or one or more companies that are themselves subsidiaries of such parent company. "Subsidiary" means a subsidiary of the Company.

     "Tax Sharing Agreement" means the Amended and Restated Agreement for the Allocation of Income Tax Liabilities and Benefits, dated as of January 1, 1994, as amended or supplemented from time to time. The Tax Sharing Agreement is by and among the Company, each of the members of the Consolidated Group (as defined therein), and each of the corporations that become members of the Consolidated Group.

     "Voting Stock" means securities of any class or classes the holders of which are ordinarily, in the absence of contingencies, entitled to vote for corporate directors (or persons performing similar functions).

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture with respect to the Notes:

          - default in the payment of interest upon any Note when such interest becomes due and payable and continuance of such default for 30 days;

          - default in the payment of all or any part of the principal of (or premium, if any, on) any Note when it becomes due and payable at its Maturity;

          - default in the performance of any covenants of the Company in the Indenture, continued for 60 days after written notice as provided in the Indenture;

          - a default or event of default in respect of any Indebtedness of the Company shall occur which results in the acceleration of $25,000,000 or more of the principal amount of such Indebtedness or Indebtedness of the Company in excess of $25,000,000 shall not be paid at maturity thereof, which default shall not have been waived by the holder or holders of such Indebtedness within 30 days of such default;

          - entry of final judgments against the Company aggregating in excess of $25,000,000 which remain undischarged or unbonded for a period (during which execution shall not be effectively stayed) of 60 days;

          - certain events in bankruptcy, insolvency or reorganization involving the Company.

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of Notes, unless such Holders shall have offered to the Trustee reasonable indemnity.

     If an Event of Default with respect to the Notes shall occur and be continuing, (i) either the Trustee or the Holders of at least a majority in aggregate principal amount of the Outstanding Notes may accelerate the maturity of the Outstanding Notes and (ii) the Holders of not less than a majority of the aggregate outstanding principal amount of the Outstanding Notes, may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided, however, that after any such acceleration, but before a judgment or decree for payment of the money due has been obtained, the Holders of not less than a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration and its consequences if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modification of the Indenture."

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default. Such Holder must represent the holders of at least 25% in aggregate principal amount of the Outstanding Notes, such request must be written, and such request must offer satisfactory indemnity to the Trustee to institute such proceeding as trustee. In addition, the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of or interest on such Note on or after the respective due dates expressed in such Note.

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION OF THE INDENTURE

     Certain modifications and amendments of the Indenture require the consent of the Holders of a majority of the Notes. Other modifications and Amendment of the Indenture do not require this consent.

Modifications and Amendments requiring Consent

     The Company and the Trustee may modify and amend the Indenture with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities affected thereby. No such modification or amendment may be made without the consent of the Holder of each Outstanding Security affected. Such modification or amendment includes, but is not limited to, the following:

          - changes to the Stated Maturity of the principal of, or any installment of principal or interest on, any Outstanding Security, or reduction of the principal amount thereof or rate of interest thereon, or change in the Redemption Price applicable to any Security;

          - changes to the place or currency of payment of principal of or premium, if any, or interest on any Security;

          - impairment of the right to institute suit for the enforcement of any such payment on or after the Stated Maturity (or in the case of redemption or repayment at the option of the Holder, on or after the Redemption Date or Repayment Date) thereof;

          - reduction in the above-stated percentage of Outstanding Securities necessary to modify or amend the Indenture or the consent of whose Holders is required for any waiver or reduction of the percentage required for quorum or voting; or

          - modification of the foregoing requirements.

     The Holders of at least a majority in aggregate principal amount of the Outstanding Securities of a series may waive past defaults with respect to such series except payment defaults. The Holders of at least a majority in aggregate principal amount of all Outstanding Securities may waive compliance by the Company with certain covenants.

Modifications and Amendments not requiring Consent

     Modification and amendment of the Indenture may be made by the Company and the Trustee without the consent of any Holder, for any of the following purposes:

          - to evidence the succession of another corporation to the Company;

          - to add to the covenants of the Company for the benefit of the Holders of all or any series of Securities;

          - to add additional Events of Default for the benefit of the Holders of all or any series of Securities;

          - to change any provision of the Indenture to facilitate the issuance of Securities in bearer form

          - to change or eliminate any provision of the Indenture, provided no Outstanding Security of any series is entitled to the benefit of such provision;

          - to secure the Securities;

          - to establish the form or terms of Securities;

          - to provide for the acceptance of appointment by a successor Trustee;

          - to cure any ambiguity, defect or inconsistency in the Indenture provided such action does not materially adversely affect the interests of Holders of Securities or

          - to supplement provisions of the Indenture to permit or facilitate the defeasance or discharge of a series of Securities provided that such action shall not materially adversely affect the interests of Holders of Securities of such Series.

DEFEASANCE, COVENANT DEFEASANCE AND DISCHARGE PURSUANT TO THE INDENTURE

     The Indenture provides that the Company may elect (A) to defease and be discharged from all of its obligations with respect to the Securities or any series thereof (except for the obligations to register the transfer or exchange of such Securities, to replace temporary or mutilated, destroyed, lost or stolen Securities, to maintain an office or agency in respect of such Securities, to hold monies for repayment in trust and certain other obligations), and that the provisions of the Indenture will no longer be in effect with respect to such Securities (except as aforesaid) ("defeasance") or (B) to be released from its covenants set forth in the Indenture with respect to, among other things, limitation on Consolidated Indebtedness, limitation on Restricted Payments, limitation on transactions with Affiliates, limitation on Liens, limitation on consolidation, merger, sale or conveyance, repurchase obligations on Change in Control, ("covenant defeasance") with respect to such Securities, upon in the case of (A) or (B) the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which, without any reinvestment, but through the scheduled payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on the Notes on the scheduled due dates therefore. Such a trust may only be established, if, among other things, (x) such defeasance or covenant defeasance will not result (whether immediately or with notice or lapse of time or both) in a breach or violation of, or constitute a default under, any material agreement to which the Company is party or by which it is bound and (y) the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture.

     In the event the Company exercises its option to effect a covenant defeasance with respect to the Securities of any series as described in the preceding paragraph and such Securities of such series are declared due and payable because of the occurrence of any Event of Default (other than an Event of Default caused by failure to comply with the covenants that are defeased), and the amount of money and U.S. Government Obligations on deposit with the Trustee would be insufficient to pay amounts due on the Securities of such series at the time of the acceleration resulting from such Event of Default, the Company will remain liable for such payments.

     The Company may obtain a discharge of the Indenture with respect to all Securities then Outstanding (except for certain obligations to register the transfer or exchange of such Securities, to replace temporary or mutilated, destroyed, lost or stolen Securities, to maintain an office or agency in respect of such Securities, to hold monies for repayment in trust and certain other obligations) when all Securities theretofore authenticated and delivered have, with certain exceptions, been delivered to the Trustee for cancellation or by irrevocably depositing in trust with the Trustee money, and/or U.S. Government Obligations which, without any reinvestment but through the scheduled payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay all the principal of (and premium, if any) and interest on the Securities on the Stated Maturities or redemption dates thereof, provided that such Securities are by their terms due and payable, or are to be called for redemption, within one year and the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Securities will not recognize income, gain or loss for federal income tax purposes as a result of such discharge and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such discharge had not occurred.

THE TRUSTEE UNDER THE INDENTURE

     JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is the Trustee under the Indenture. The Company maintains banking and borrowing relations with JPMorgan Chase Bank.

CERTAIN RESTRICTIONS UNDER THE CREDIT AGREEMENTS

     In addition to limitations pursuant to the Indenture, CMS Energy also has contractual restrictions pursuant to credit agreements dated June 18, 2001 with Barclays Banks, as Administrative Agent and Collateral Agent. Certain capitalized terms used below are defined herein under the heading "Certain Definitions of the Credit Agreements".

     Consolidated Leverage Ratio. CMS Energy's credit agreements require it to maintain, as of the last day of each fiscal quarter a maximum ratio of (i) Consolidated Debt for the immediately preceding four-fiscal-quarter periods ending on the last day of such fiscal quarter, to (ii) Consolidated EBITDA for such period of not more than 5.25 to 1 from June 18, 2001 through September 30, 2001; 5.50 to 1 from October 1, 2001 through September 30, 2002; 4.75 to 1 from October 1, 2002 through March 31, 2003, and 4.50 to 1 from April 1, 2003 and thereafter. In November 2001 and February 2002, the parties amended the credit agreements from ratio requirements and periods that originally required CMS Energy to have a ratios of not more than 4.90 to 1 from June 18, 2001 to June 17, 2002, 4.75 to 1 from June 18, 2002 to June 17, 2003 and 4.50 to 1 from June
18, 2003
and thereafter. As of December 31, 2001, CMS Energy's Consolidated Debt to Consolidated EBITDA ratio was 5.42 to 1.

     Cash Dividend Coverage Ratio. CMS Energy's credit agreements require it to maintain, as of the last day of each fiscal quarter, a minimum ratio of (i) the sum of (A) Cash Dividend Income for the four-fiscal-quarter period ending on such day (or, with respect to each fiscal quarter ending in 2002, for the period from January 1, 2002 through and including the last day of such fiscal quarter), plus (B) 25% of the amount of Equity Distributions received by CMS Energy during such period but in no event in excess of $10,000,000, plus (C) all amounts received by CMS Energy from its subsidiaries and affiliates during such period constituting reimbursement of interest expense (including commitment, guaranty and letter of credit fees) paid by CMS Energy on of any such subsidiary or affiliate's behalf, to (ii) interest expense (including commitment, guaranty and letter of credit fees) accrued by CMS Energy in respect of all debt during such period, of not less than: (a) for each such period ending on March 31, 2002, June 30, 2002 and September 30, 2002, 1.40 to 1, (b) for the period ending on December 31, 2002, 1.50 to 1, (c) for the period ending on March 31, 2003, 1.75 to 1, and (d) for each such period ending on June 30, 2003 and thereafter, 1.90 to 1; provided, that CMS Energy shall be deemed not to be in breach of the foregoing covenant if, during the fiscal quarter, it has permanently reduced the commitments and the principal amount outstanding under the credit agreements such that the amount determined pursuant to clause (ii) above, when recalculated on a pro forma basis assuming that the amount of such reduced commitments and principal amount outstanding under the credit agreement were in effect at all times during such four-fiscal-quarter period, would result in CMS Energy being in compliance with such ratio; and provided further, that until CMS Energy so reduces such commitments and principal amount outstanding under the credit agreements and/or increases Cash Dividend Income during such fiscal quarter, CMS Energy may not request any additional credit extensions. In February 2002, the parties amended the measurement period for the Cash Dividend Income to that stated in subsection (i)(A) above from a period defined as "the immediately preceding four-fiscal-quarter period ending on the last day of the fiscal quarter". The parties amended the ratio requirements to those stated in subsections (a)-(d) above from 1.5 to 1 for the fiscal quarters ending prior to June 17, 2002, 1.75 to 1 for the fiscal quarters ending between June 18, 2002 and June 17, 2003, and 1.90 for each fiscal quarters ending after June 18, 2003. As of December 31, 2001, under the pre-amended calculation, CMS Energy's Cash Dividend Coverage Ratio for the reportable period ending September 30, 2001, was
1.80 to 1.

     Failure to maintain the Consolidated Leverage Ratio and the Cash Dividend Coverage Ratio would constitute an Event of Default and prevent CMS Energy from receiving any additional extensions of credit under the credit agreements.

CERTAIN DEFINITION OF THE CREDIT AGREEMENTS

     "Cash Dividend Income" means, for any period, the amount of all cash dividends received by CMS Energy from its subsidiaries during such period that are paid out of the net income (without giving effect to: any extraordinary gains in excess of $25,000,000, the amount of any write-off or write-down of assets, and up to $200,000,000 of other non-cash write-offs) of such Subsidiaries during such period.

     "Consolidated Debt" means, without duplication, at any date of determination, the sum of the aggregate debt of the CMS Energy plus the aggregate debt (as such term is construed in accordance with GAAP) of the Consolidated Subsidiaries, provided, however, that:

          (a) Consolidated Debt shall not include any Support Obligation described in clause (iv) or (v) of the definition thereof if such Support Obligation or the primary obligation so supported is not fixed or conclusively determined or is not otherwise reasonably quantifiable as of the date of determination;

          (b) Consolidated Debt shall not include (i) any Junior Subordinated Debt owned by any Hybrid Preferred Securities Subsidiary or (ii) any guaranty by the CMS Energy of payments with respect to any Hybrid Preferred Securities, provided that such guaranty is subordinated to the rights of the Lenders hereunder and under the other Loan Documents;

          (c) for purposes of this definition only, the percentage of the Net Proceeds from any issuance of hybrid debt/equity securities (other than Junior Subordinated Debt and Hybrid Preferred Securities) by the CMS Energy or any Consolidated Subsidiary that shall be considered Consolidated Debt shall be agreed by the Barclays and CMS Energy (and consented to by the Required Lenders) and shall be based on, among other things, the treatment (if any) given to such hybrid securities by the rating agencies;

          (d) with respect to any Support Obligations provided by the CMS Energy in connection with a purchase or sale by CMS Marketing Services & Trading ("MS&T"), its Subsidiaries or PremStar Energy Canada Ltd. ("PremStar") of natural gas, natural gas liquids, gas condensates, electricity, oil, propane, coal, any other commodity, weather derivatives or any derivative instrument with respect to any commodity with any other Person (a "Counterparty"), Consolidated Debt shall include only the excess, if any of
     (A) the aggregate amount of any Support Obligations provided by the CMS Energy in respect of MS&T's, any of its Subsidiary's or PremStar's obligations under any such purchase or sale transaction (a "Covering Transaction") entered into by MS&T, any of its Subsidiaries or PremStar in connection with such purchase or sale over (B) the aggregate amount of (i) any Support Obligations provided by the direct or indirect parent company of such Counterparty (the "Counterparty Guarantor") and (ii) any irrevocable letter of credit provided by any financial institution for the account of such Counterparty or Counterparty Guarantor, in each case for the benefit of MS&T, any of its Subsidiaries or PremStar in support of such Counterparty's payment obligations to MS&T, such Subsidiary or PremStar arising from such purchase or sale, provided that (x) the senior, unsecured, non-credit enhanced indebtedness of such Counterparty Guarantor or such financial institution (as the case may be) is rated BBB- (or its equivalent) or higher by any two of S&P, Fitch and Moody's, provided that in the event that such Counterparty Guarantor has no such rated indebtedness, Dun & Bradstreet Inc. has rated such Counterparty Guarantor at least investment grade, (y) no default by such Counterparty Guarantor in respect of any such Support Obligations provided by such Counterparty Guarantor has occurred and is continuing and (z) such Counterparty Guarantor is not the CMS Energy or any affiliate of the CMS Energy or any of its subsidiaries;

          (e) Consolidated Debt shall not include any Project Finance Debt (i.e. non-recourse debt) of the CMS Energy or any Consolidated Subsidiary; and

          (f) Consolidated Debt shall not include the principal amount of any Securitized Bonds.

     "Consolidated EBITDA" means, with reference to any period, the pretax operating income of the CMS Energy and its subsidiaries ("Pretax Operating Income") for such period plus, to the extent deducted in determining Pretax Operating Income (without duplication), (i) depreciation, depletion and amortization, and (ii) any non-cash write-offs and write-downs contained in the CMS Energy's Pretax Operating Income, all calculated for CMS Energy and its subsidiaries on a consolidated basis for such period; provided, however that Consolidated EBITDA shall not include any operating income attributable to that portion of the revenues of Consumers dedicated to the repayment of the Securitized Bonds.

     "Equity Distributions" shall mean, for any period, the aggregate amount of cash received by CMS Energy from its subsidiaries during such period that are paid out of proceeds from the sale of common equity of subsidiaries of the CMS Energy.

     "Support Obligations" means, for any Person, without duplication, any financial obligation, contingent or otherwise, of such Person guaranteeing or otherwise supporting any Debt or other obligation of any other Person in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt,
(ii) to purchase property, securities or services for the purpose of assuring the owner of such Debt of the payment of such Debt, (iii) to maintain working capital, equity capital, available cash or other financial statement condition of the primary obligor so as to enable the primary obligor to pay such Debt,
(iv) to provide equity capital under or in respect of equity subscription arrangements (to the extent that such obligation to provide equity capital does not otherwise constitute Debt), or (v) to perform, or arrange for the performance of, any non-monetary obligations or non-funded debt payment obligations of the primary obligor.

PRIMARY SOURCE OF FUNDS OF CMS ENERGY; RESTRICTIONS ON SOURCES OF DIVIDENDS

     The ability of CMS Energy to pay (i) dividends on its capital stock and
(ii) its indebtedness, including the Debt Securities, depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers. Consumers' ability to pay dividends on its common stock depends upon its revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon rates authorized by the MPSC.

CONSUMERS' DIVIDEND RESTRICTIONS

     Consumers' ability to pay dividends is restricted by its First Mortgage Bond Indenture (the "Mortgage Indenture") and its Articles of Incorporation ("Articles"). The Mortgage Indenture provides that Consumers can only pay dividends on its common stock out of retained earnings accumulated subsequent to September 30, 1945, provided that upon such payment, there shall remain of such retained earnings an amount equivalent to any deficiency in maintenance and replacement expenditures as compared with maintenance and replacement requirements since December 31, 1945. Because of restrictions in its Articles and Mortgage Indenture, Consumers was prohibited from paying dividends on its common stock from June 1991 to December 31, 1992. However, as of December 31, 1992,

Consumers effected a quasi-reorganization in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital. With the accumulated deficit eliminated, Consumers satisfied the requirements under its Mortgage Indenture and resumed paying dividends on its common stock in May 1993.

     Consumers' Articles also provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least (i) $7.50 per share on all then outstanding shares of its preferred stock, (ii) in respect to its Class A Preferred Stock, 7.5% of the aggregate amount established by its Board of Directors to be payable on the shares of each series thereof in the event of involuntary liquidation of Consumers, and (iii) $7.50 per share on all then outstanding shares of all other stock over which its preferred stock and Class A Preferred Stock do not have preference as to the payment of dividends and as to assets. Second, dividend payments during the 12 month period ending with the month the proposed payment is to be paid are limited to: (i) 50% of net income available for the payment of dividends during the base period (hereinafter defined) if the ratio of common stock and surplus to total capitalization and surplus for 12 consecutive calendar months within the 14 calendar months immediately preceding the proposed dividend payment (the "base period"), adjusted to reflect the proposed dividend, is less than 20%; and (ii) 75% of net income available for the payment of dividends during the base period if the ratio of common stock and surplus to total capitalization and surplus for the base period, adjusted to reflect the proposed dividend, is at least 20% but less than 25%.

     In addition, Consumers' Indenture dated January 1, 1996, between Consumers and Bank of New York as Trustee ("Indenture"), and certain Preferred Securities Guarantees by Consumers dated January 23, 1996, September 11, 1997 and October 25, 1999 (collectively the "Consumers Preferred Securities Guarantees"), in connection with which the 8.36% Trust Preferred Securities of Consumers Power Company Financing I, the 8.20% Trust Securities of Consumers Energy Financing II, the 9.25% Trust Originated Preferred Securities of Consumers Energy Financing III and the 9% Trust Preferred Securities of Consumers Energy Company Financing IV (collectively the "Consumers Trust Preferred Securities") were issued, provide that Consumers shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock if: (i) there shall have occurred any event that would constitute an event of default under the Indenture or the trust agreements pursuant to which the Consumers Trust Preferred Securities were issued, (ii) a default with respect to its payment of any obligations under the Consumers Preferred Securities Guarantees or certain Consumers common stock guarantees, or (iii) it gives notice of its election to extend the interest payment period on the subordinated notes issued under the Indenture, at any time for up to 20 consecutive quarters provided, however, Consumers may declare and pay stock dividends where the dividend stock is the same stock as that on which the dividend is being paid.

     Consumers' Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on preferred stock dividend payments.

     Under the provisions of the Michigan Business Corporation Act, at December 31, 2001, Consumers' net assets available for payment of dividends were $1,711 million. Under its articles of incorporation, the most restrictive dividend limitation, Consumers would be able to pay $233 million in dividends. In February 2002, Consumers paid a $55 million common dividend.

DIVIDEND RESTRICTIONS UNDER MICHIGAN LAW

     In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if Consumers were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Currently, it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers' Board of Directors reserves the right to change this policy at any time. Under the provisions of the Michigan Business Corporation Act, at December 31, 2001, our net assets available for the payment of dividends were $1.9 billion.

ENTERPRISES' DIVIDEND RESTRICTIONS

     The ability of CMS Energy to pay (i) dividends on its capital stock and
(ii) its indebtedness depends and will depend in part upon timely receipt of sufficient dividends or other distributions from Enterprises. Enterprises' ability to pay dividends to CMS Energy is restricted by Enterprises' articles of incorporation. The articles of incorporation prohibit the payment of cash dividends on its common stock if Enterprises is in arrears on preferred stock dividend payments. It further provides that no dividends can be paid on the Enterprises common stock except (i) out of surplus of Enterprises available for distribution to stock over which the preferred stock has preference, or (ii) if, at the time of declaration or payment of a distribution, there is not remaining capital and surplus (after subtracting for dividends and distributions), in an amount at least equal to 60 percent of the redemption price then in effect per share on all then outstanding shares of the Enterprises preferred stock and other preference stock of Enterprises.

     In addition, the Michigan Business Corporation Act prohibits payment of a dividend if, after giving it effect (i) Enterprises would not be able to pay its debts as they become due in the usual course of business, or (ii) its total assets would be less than the sum of its total liabilities plus (unless the articles permit otherwise) the amount that would be needed if Enterprises were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

                              PLAN OF DISTRIBUTION

     The agents will be J. W. Korth & Company and such other agents as we may designate from time to time. All agents will be acting as a principal. The names of any additional Agents will be disclosed in a supplement to this Prospectus. Subject to the terms and conditions set forth in a distribution agreement (the "Distribution Agreement") among the Company and the Agents, offers to purchase the Notes will be solicited from time to time by the Agents on our behalf. Under this Distribution Agreement, we may offer the Notes on a continuous basis through the Agents. Each Agent will agree to use its reasonable best efforts to solicit purchases of the Notes. Following such solicitation, the Agents, severally and not jointly, may purchase Notes from us, for their own account, from time to time. Notes acquired by any Agent will be offered either directly to the public or to certain dealers that will then re-offer the Notes to the public. Sales by an Agent to any dealer will be made pursuant to an agreement between such Agent and dealer (each a "Dealer Agreement").

     A Pricing Supplement will set forth the details of each offering of Notes by us. Such details will include, at least, the name of each Agent participating in the distribution of the Notes, the price to the public of the Notes and the proceeds to the Company from such sale. In addition, the Pricing Supplement will indicate any underwriting discounts or commissions and other items constituting Agent's compensation, and any discounts or concessions allowed, re-allowed or paid to dealers. After any initial public offering of Notes pursuant to a Pricing Supplement, the price to the public of such Notes, and the related underwriting discount and selling concession, may be changed.

     The Agent has advised us that all initial offers by any Agents and by any dealers are to be made at prices equal to 100% of the principal amount of the Notes being sold, less price concession. The price offered may be different than 100% of the principal amount only if indicated as such in the Pricing Supplement. A price concession will only apply in the case of an offer by an Agent to a dealer. Any price concession cannot be in excess of the amount set forth in the applicable Pricing Supplement. Offers and sales by Agents or dealers subsequent to the initial offering may be at varying prices determined at the time of sale.

     The Notes will not be listed on any securities exchange and will not be traded, when issued, on any other established trading market. Any Agent may make a market in the Notes, but no Agent is obligated to do so. Any such market making may be discontinued at any time without notice. We make no assurance that a secondary market for the Notes will exist or as to the liquidity or continuation of any such market. Moreover, we reserve the right to withdraw, cancel or modify the offer made hereby at any time without notice. Any withdrawal, cancellation or modification may adversely affect the liquidity of the Notes.

     In order to facilitate the offering of the Notes, any Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, any Agent may over-allot in connection with the offering, thereby creating a short position in the Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Notes, any Agent may bid for, and purchase, the Notes in the open market. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Agents are not required to engage in these activities, and may end any of these activities at any time.

     The Distribution Agreement provides, and the terms of each Dealer Agreement will provide, that the obligations of any Agent or dealer to purchase Notes will be subject to certain conditions precedent. The nature of the Agent's obligations under the Distribution Agreement is such that an Agent will be obligated to purchase all of the Notes offered by any Pricing Supplement naming such Agent, if any of such Notes are purchased. Any Agent or we may terminate the Distribution Agreement at any time upon written notice.

     We have agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that the Agents may be required to make in respect thereof.

                                 LEGAL OPINIONS

     Michael D. VanHemert, Assistant General Counsel for CMS Energy, will render opinions as to the legality of the Notes for CMS Energy. Skadden, Arps, Slate, Meagher & Flom LLP, New York, N.Y., will pass upon certain legal matters with respect to the Notes. As of April 1, 2002, Mr. VanHemert beneficially owned approximately 14,000 shares of CMS Energy Common Stock. From time to time, Skadden, Arps, Slate, Meagher & Flom LLP has represented CMS Energy, the Company and their affiliates. As of April 1, 2002, an attorney currently employed by Skadden, Arps, Slate, Meagher & Flom LLP and formerly employed by CMS Energy owned approximately 51,734 shares of CMS Common Stock, 10 shares of Consumers $4.50 series preferred stock, $100 per value and $50,000 aggregate principal amount of certain debt securities issued by CMS Energy.

                                    EXPERTS

     The consolidated financial statements and schedules of CMS Energy, and reports thereon, as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants. These consolidated financial statements and schedules are included herein in reliance upon the authority of Arthur Andersen as experts in accounting and auditing in giving said reports.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus. This incorporation is in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

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     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PRICING SUPPLEMENT IN CONNECTION WITH THE OFFERINGS COVERED BY THIS PROSPECTUS AND ANY PRICING SUPPLEMENT. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT. NEITHER THIS PROSPECTUS NOR ANY PRICING SUPPLEMENT CONSTITUTES AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES TO WHICH THIS PROSPECTUS AND ANY PRICING SUPPLEMENT RELATE IN ANY JURISDICTION WHERE OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS, ANY PROSPECTUS SUPPLEMENT, OR ANY PRICING SUPPLEMENT, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Where to Find More Information......    1
Prospectus Summary..................    2
Risk Factors........................    9
Forward-Looking Statements and
  Information.......................   13
Ratio of Earnings to Fixed
  Charges...........................   14
Use of Proceeds.....................   14
Description of General Term
  Notes(R)..........................   14
Plan of Distribution................   43
Legal Opinions......................   45
Experts.............................   45

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                                  $300,000,000

                               [CMS ENERGY LOGO]
                                   CMS ENERGY
                                  CORPORATION
                             GENERAL TERM NOTES(R),
                                    SERIES G
                              --------------------

                                   PROSPECTUS
                              --------------------

                              J.W. KORTH & COMPANY
                                  MAY 1, 2002
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